August 5, 2025

Mitchell Glass
President and Chief Medical Officer
TNF Pharmaceuticals, Inc.
855 N. Wolfe Street, Suite 623
Baltimore, MD 21205

       Re: TNF Pharmaceuticals, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2024
           File No. 001-36268
Dear Mitchell Glass:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2024
Part I
Item 1. Business
Drug Development, page 6

1. In future filings, please ensure that your pipeline table accurately reflects the current stages of your trials. For example, you state on page 7 that you still need to "[e]xecute on IND-enabling studies of Supera-CBD to enable submission of an IND for a Phase
       1 clinical trial." Please shorten the arrows for Supera-CBD given preclinical trials appear to be ongoing and not completed. In addition, you state on page 29 that you
       plan "to launch a Phase 2b clinical trial of isomyosamine   s efficacy
in sarcopenia
       early in the first quarter of 2025." Please shorten the arrow for MYMD1 for sarcopenia given it appears that Phase 2 trials are not complete and still ongoing.
 August 5, 2025
Page 2
Isomyosamine
Overview, page 7

2. In future filings, please revise your disclosures on page 7 to remove the statements
       that Isomyosamine showed    safety    in a Phase 2 clinical trial in
sarcopenia as safety
       determinations are within the sole authority of the FDA and similar foreign regulators.
       We advise you that you may present the objective data from pre-clinical and clinical trials without drawing a conclusion from the results. For example, if true, you may note that a candidate was well tolerated, the absence of serious adverse events or the number of trial participants who met the identified trial endpoints.
3. We note your disclosure you "completed a 28-day Phase 2 trial for sarcopenia."
       However, your business section does not appear to describe the design of the trial and objective results. In future filings, please describe the completed Phase 2 trial in greater detail. Your discussion should identify the number of participants, trial endpoints, the objective results, the p-values and statistical significance of the results. In addition, to the extent that any participants experienced any serious adverse events, please describe them and quantify the number of each type of event.
Assignment and Royalty Agreements, page 16

4. In future filings, please revise to disclose the term and terminations provisions of the
       Amended and Restated Confirmatory Patent Assignment and Royalty
Agreements
       with SRQ Patent Holdings and SRQ Patent Holdings II. In addition, please disclose the specific product candidate(s) to which the agreements relate. Intellectual Property, page 16

5. In future filings, please revise your intellectual property disclosure to clearly identify:
       (i) each of your material patents (rather than stating that you have a certain number of patents), (ii) the material product candidate(s) dependent on each material patent, (iii)
       whether the patent is owned or licensed, (iv) the type of patent protection (e.g., composition of matter, use, or process) and (v) the expiration dates for each patent discussed. In this regard it may be useful to provide tabular disclosure.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Daniel Crawford at 202-551-7767 or Jason Drory at 202-551-8342 if
you have questions regarding the comments or related matters.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences
cc:   Rick Werner, Esq